Exhibit 99.1

VASOGEN INC.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
APRIL 3, 2007

VOTING RESULTS

Resolution #1

The Chairman declared that the shareholders ratified the election of directors.

For:	114,187,188	92.15%
Withheld:	9,730,046	07.85%
Total:	123,917,238	100.00%

Resolution #2

The Chairman declared that the shareholders ratified the reappointment of KPMG LLP, Chartered Accountants, as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration.

For:	119,336,265	96.25%
Withheld:	4,637,980	03.75%
Total:	123,974,245	100.00%

Resolution #3

The Chairman declared that the shareholders ratified the amendment of the Company’s 2003 Employee Stock Option Plan to increase the number of common shares issuable thereunder.

For:	53,722,109	75.91%
Against:	17,047,286	24.09%
Total:	70,769,395	100.00%

Resolution #4

The Chairman declared that the shareholders ratified the amendment of the Company’s 2003 Employee Stock Option Plan related to its amending provisions.

For:	54,977,237	77.68%
Against:	15,792,164	22.32%
Total:	70,769,395	100.00%

Resolution #5

The Chairman declared that the shareholders ratified the amendment of the Company’s 2003 Employee Stock Option Plan to provide for the issuance of restricted stock and restricted stock units.

For:	54,002,495	76.30%
Against:	16,766,900	23.70%
Total:	70,769,395	100.00%

Resolution #6

The Chairman declared that the shareholders ratified the amendment of the Company’s Director Stock Option Plan 2003 related to its amending provisions.

For:	54,832,759	75.91%
Withheld:	15,936,637	24.09%
Total:	70,769,396	100.00%

Resolution #7

The Chairman declared that the shareholders ratified the amendment of the Company’s Directors’ Deferred Share Unit and Stock Plan to increase the number of common shares issuable thereunder.

For:	58,122,848	82.13%
Withheld:	12,646,548	17.87%
Total:	70,769,395	100.00%

Resolution #8

The Chairman declared that the shareholders ratified the amendment of the Company’s Directors’ Deferred Share Unit and Stock Plan related to its amending provisions.

For:	54,804,773	77.44%
Withheld:	15,964,622	22.56%
Total:	70,769,395	100.00%

Resolution #9

The Chairman declared that the shareholders ratified amendment of the Company’s articles of continuance to consolidate the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation common share of the Company for each ten (10) pre-consolidation common shares of the Company.

For:	61,436,053	80.03%
Withheld:	9,333,343	19.97%
Total:	76,769,396	100.00%

Resolution #10

The Chairman declared that the shareholders ratified confirmation of the Company’s new general by-law.

For:	66,256,157	75.91%
Withheld:	4,514,839	24.09%
Total:	70,770,996	100.00%

Dated this 13th day of April, 2007.

CIBC MELLON TRUST COMPANY

__________(Signed)__________________
Linda Arhin